UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange, CNV and Mercado Electrónico Abierto S.A. dated July 29, 2021.

City of Buenos Aires, July 29, 2021

COMISION NACIONAL DE VALORES

25 de Mayo, 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

(Buenos Aires Stock Exchange)

Sarmiento 299

City of Buenos Aires

Present

Ref. : Domestic risk rating of long and short term issuer.

Dear Sirs,

We are hereby addressing you in compliance with the requirements of the Argentine Securities Commission (Comisión Nacional de Valores) Rules.

In this regard, and in relation to the information provided in the Form 6-K published on April 27, 2021, we inform that FIX SCR S.A., an affiliate of Fitch Ratings, upgraded the domestic long-term issuer rating of YPF S.A. from “A+.arg” to “AA. arg”, and the domestic short-term issuer rating from “A1(arg)” to “A1+(arg)”.

The respective report is available in Spanish at: https://www.fixscr.com/site/download?file=10nhqUWY_GTYgTl-N6NvMhVyaRd4Yri3.pdf

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 29, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer